INVESTORS TITLE COMPANY COMPREHENSIVE ANALYSIS



Investors Title Insurance Company

INNOVATIVE BY INSTINCT

GRIZZLY ROCK

groveland capital

October 2015

LEGAL DISCLAIMER

This presentation is for general informational purposes only. The views expressed herein represent the opinions of GrizzlyRock Capital, LLC and Groveland Capital, LLC and their affiliates, whose analysis is based on publicly available information and have been developed independently of Investors Title Insurance Company (the "Company") and of other third parties. No representation or warranty, express or implied, is made as to the accuracy or completeness of any information contained in this presentation. GrizzlyRock Capital, LLC and Groveland Capital, LLC and their affiliates have not assumed any responsibility for independently verifying the information in this presentation, and they disclaim any obligation to update the information contained herein and reserve the right to modify or change their conclusions at any time in the future.

This presentation is solely for informational purposes. This presentation is not intended to provide the sole basis for any decision on any transaction and is not a recommendation with respect to any transaction. The recipient should make its own independent business decision based on all other information, advice and the recipient's own judgment. This presentation does not recommend the purchase or sale of any security nor is it an offer to sell or a solicitation of an offer to buy any security. Furthermore, this presentation is not and should not be considered a solicitation of proxies in connection with any present or future proxy solicitation.

GrizzlyRock Capital, LLC and Groveland Capital, LLC and their affiliates represent a group of investors that as of the date hereof beneficially owns, in the aggregate, approximately 5.58% of the outstanding shares of common stock of the Company as disclosed in the group's Schedule 13D filed with the Securities and Exchange Commission on October 7, 2015. Members of the group reserve the right to acquire additional shares of common stock or sell or otherwise dispose of any or all of the shares of common stock of the Company beneficially owned by them, in the open market, in privately negotiated transactions or otherwise. The group may also take any other action with respect to the Company or any of its debt or equity securities in any manner permitted by law.

Cautionary Statement Regarding Forward-Looking Statements

The information herein contains forward-looking statements. Specific forward-looking statements can be identified by the fact that they do not related strictly to historical or current facts and include, without limitation, words such as "may," will," "expects," "believer," "anticipates," "plans," "estimates," "projects," "targets," "forecasts," "seeks," "could," "should" or the negative of such terms or other variations on such terms or comparable terminology. Such forward-looking statements, estimates, and projections reflect various assumptions concerning anticipated results that are inherently subject to significant uncertainties and contingencies and have been included solely for illustrative purposes, including those risks and uncertainties detailed in the continuous disclosure and other filings of the Company, copies of which are available on the U.S. Securities and Exchange Commission website ("EDGAR") at www.sec.gov/edgar. You should not rely upon forward-looking statements as a prediction of actual results and actual results may vary materially from what is expressed in or indicated by the forward-looking statements.

TABLE OF CONTENTS

GRIZZLY ROCK

groveland capital

Investors Title Insurance Company
INNOVATIVE BY INSTINCT

EXECUTIVE SUMMARY

GrizzlyRock and Groveland believe Investors Title is dramatically undervalued at recent trading levels of ~$71 per share. Our base case valuation is ~$115 per share is based upon cash flow and tangible book value. We believe Investors Title has excess capital of approximately $75 million.

We encourage Investors Title to evaluate strategic options that will enhance shareholder value including: a tender offer or share buyback program; a special dividend; a synergistic merger or acquisition to facilitate expansion into new markets; a review of the Company's reinsurance program to assure that it is consistent with a plan to add economic value and manage tail risks; and board reform including but not limited to shareholder representation on the board of directors.

We request the opportunity to meet with Investors Title's management team to engage in friendly, constructive, and value-enhancing dialogue.

COMPANY DESCRIPTION

Investors Title Company ("Investors Title" or the "Company") is a Regional Mortgage Title Insurance Underwriter based in Chapel Hill, North Carolina.

The Company was incorporated in 1973 in North Carolina & has two operating subsidiaries: Investors Title Insurance Company ("Investors") and National Investors Title Insurance Company ("National") and primarily writes mortgage title insurance in the Eastern US states.

J. Allen Fine is the founder and CEO. His two sons, Jim and Morris, now run the business with him.

INVESTORS TITLE
FINANCIAL METRICS SNAPSHOT

Share Price (10/01/15)	$71.5 per share	TTM Net Income (6/30/15)	$11.1 million
Fully-Diluted Shares	2.0 million	TTM Earnings Per Share (6/30/15)	$5.5 per share
Market Capitalization	$143.7 million	TTM Price to Earnings (6/30/15)	12.9x
2014 Cash Flows from Operations	$9.7 million	Book Equity (6/30/15)	$139.7 million
2014 Capital Expenditures	$2.0 million	Book Equity Per Share	$69.8 per share
2014 Free Cash Flow	$7.7 million	Price to Book Value	1.0x
2014 Free Cash Flow Per Share	$3.8 per share	TTM Return on Equity	8.0%
2014 Free Cash Flow / Enterprise Value Yield [1]	11%	Dividend Yield	0.4%

[1] Enterprise value of $69.7 million as shown in Valuation section.

Source: GrizzlyRock, Groveland, and CapIQ.

GRIZZLY ROCK

groveland capital

Investors Title Insurance Company

INNOVATIVE BY INSTINCT

INVESTORS TITLE
BUSINESS OPERATIONS

o 90%+ of Company revenue is derived from underwriting residential title insurance.

o Premiums have historically been concentrated within North Carolina, South Carolina, Texas, and Virginia.

o Insurance policies are written through direct branch agents or independent agents.

o In North Carolina, business is predominantly generated through direct agents with other states using independent agents to drive business.

o The Company also offers ancillary services including tax-deferred exchanges of like-kind property ("ITEC" & "ITAC"), investment management services ("Investors Trust"), and consulting services for operating a title insurance agency ("ITMS").

GRIZZLY ROCK

groveland capital

Investors Title Insurance Company
INNOVATIVE BY INSTINCT

TABLE OF CONTENTS

GRIZZLY ROCK

groveland capital

7

Investors Title Insurance Company

INNOVATIVE BY INSTINCT

DOES INVESTORS TITLE HAVE EXCESS CAPITAL?

The following slides attempt to ascertain the following:

(1) What is a conservative asset base needed for Investors Title to conduct ongoing operations safely at an A.M. Best rating of 'a' at the insurance subsidiaries?

(2) Given this asset base, does Investors Title have excess capital? If so, how much?

(3) Given the excess capital amount, what is a reasonable amount for Investors Title to use for strategic options?

A.M. BEST ANALYSIS

➢ **A.M. Best uses multiple factors to derive a positive credit rating**

- o Conservative underwriting leverage (premiums to surplus).

- o Strong balance sheet and ample liquidity.

- o Profitability, operating performance and expense management.

- o Significant market share and geographic diversification.

> The mortgage title industry has historically seen leverage underwriting ratios of 3.0x – 5.0x with the recent ratios trending towards 3.0x.
>
> Note: some private title insurers have comfortably operated with leverage ratios in excess of 5.0x. *(Source: A.M. Best)*

GRIZZLY ROCK

groveland capital

Ⓒ, Investors Title Insurance Company
INNOVATIVE BY INSTINCT

YEAR END 2014 INDUSTRY METRICS PREMIUMS TO SURPLUS

	Premium/Surplus [1]		
	Dec-14	10 Year Average (2003 - 2014)	AM Best Issuer Rating
Investors Title Corp.	0.9x	0.9x	a
First American Financial [2]	4.1x	4.3x	a-
Fidelity National Financial	2.5x	4.5x	a
Stewart Title Corp	3.3x	4.3x	a-

[1] Surplus is based off of Statutory Surplus at the Parent per Capital IQ.

[2] First American Average since 2008

As shown above, Investors Title is a highly conservative underwriter

with more than ample financial cushion to offset geographic concentration

Investors Title Insurance Company

INNOVATIVE BY INSTINCT

HISTORICAL INDUSTRY PREMIUMS TO SURPLUS

Title Insurance Historical Premium/Surplus Relationship (1)


7.40x
6.40x
5.40x
4.40x
3.40x
2.40x
1.40x
0.40x
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08
Dec-09
Dec-10
Dec-11
Dec-12
Dec-13
ITIC
FAF
FNF
STC

(1) Surplus is based off of Statutory Surplus at the Parent per Capital IQ.

Investors Title has averaged a 0.9x surplus leverage ratio since 2003.

Comparable firms have averaged over 4.0x over the same time period.

INVESTORS TITLE
AM BEST ANALYSIS

➢ AM Best affirmed the 'a' credit rating of the Investors Title subsidiaries in May 2015 with the following comments:

- o The ratings reflect ITC Group's excellent capitalization as evidenced by its conservative underwriting leverage ratios, which are relatively modest compared to the title industry as a whole.
- o ITC Group's favorable results are partly due to its efforts to carefully manage its expense structure while limiting losses.
- o Additionally, the group has taken initiatives to diversify its book of business by reducing its concentration in North Carolina.

We believe the Company has been ultra-conservative
with their premium to surplus ratio.

Investors Title should be able conservatively underwrite
at 2.0x+ leverage and maintain their rating.

GRIZZLY ROCK   groveland capital

Investors Title Insurance Company
INNOVATIVE BY INSTINCT

EXCESS CAPITAL ANALYSIS AT A 2:1 PREMIUM TO SURPLUS RATIO

Excess Capital Analysis		Source
Investments at 6/30/15	$149 million	Per Q2 2015 10-Q (inc. equities, bonds and short-term investments)
Cash at 6/30/15	$20 million	Per Q2 2015 10-Q (cash and accrued interest and dividends)
+ Total Assets	**$168 million**	Summation
- Claim Reserve Liability	$38 million	Investments For Current Claim Reserves
- Inv Held for Regulatory Needs to Continue Underwriting New Policies	$48 million	Per Page 47 of Company 2014 10K
- Additional Investments to Ensure 2:1 Relationship	$7 million	LTM 2015 policies underwritten of $110m requires ~ $55m statuatory surplus to maintain a 2:1 relationship ($55m - $48m = $7m)
- Investments Required	**$94 million**	**Investments required to maintain current run-rate premiums at 2:1**
Excess Capital	**$75 million**	**= Total Assets - Total Investments for Claim Reserves, Regulatory Needs, and the AM Best 'a' Rating**
Excess Capital Per Share	**$37**	**Based on 2.02 million Fully-Diluted Shares Outstanding**

GRIZZLY ROCK

groveland capital

13

Investors Title Insurance Company
INNOVATIVE BY INSTINCT

EXCESS CAPITAL ANALYSIS AT A 3:1 PREMIUM TO SURPLUS RATIO

Excess Capital Analysis		Source
Investments at 6/30/15	$149 million	Per Q2 2015 10-Q (inc. equities, bonds and short-term investments)
Cash at 6/30/15	$20 million	Per Q2 2015 10-Q (cash and accrued interest and dividends)
+ Total Assets	**$168 million**	Summation
- Claim Reserve Liability	$38 million	Investments For Current Claim Reserves
- Equity/Surplus required to maintain 3:1 underwriting ratio	$37 million	LTM 2015 policies underwritten of $110 million requires ~$37 million statuatory surplus to maintain a 3:1 relationship
- Investments Required	**$75 million**	**Investments required to maintain current run-rate premiums at 3:1**
Excess Capital	**$94 million**	**= Total Assets - Total Investments for Claim Reserves, Regulatory Needs.**
Excess Capital Per Share	**$47**	**Based on 2.02 million Fully-Diluted Shares Outstanding**

GRIZZLY ROCK

groveland capital

Investors Title Insurance Company

INNOVATIVE BY INSTINCT

ORGANIZATIONAL CHART
VALUES IN $ MILLIONS. BASED ON 2014 YEARLY DATA

Investors Title Corporation NASDAQ:ITIC
("HoldCo")

HoldCo Cash & Securities: $43.3 million

Investors Title Insurance Co.
("Investors") Regulated in North Carolina

Admitted Assets: $140.4 million

Liabilities: $67.9 million

Surplus: $72.5 million

Premiums: $68.3 million

Premiums/Surplus: 0.9x

National Investors Title Insurance Co.
("National") Regulated in Texas

Admitted Assets: $14.4 million
Liabilities: $3.8 million

Surplus: $10.6 million
Premiums: $40.9 million

Premiums/Surplus: 3.9x

Other

ITEC   ITAC   ITMS   Investors Trust





CAPITAL ANALYSIS INVESTORS OPCO

Investors (OpCo) Balance Sheet 2014 (in $ millions)	Assets	Non-Admitted	Admitted
Cash [1]	5.7		5.7
Bonds	72.1		72.1
Equity [2] [3]	53.3	12.3	40.9
Other Invested Assets	8.6	1.7	6.8
Other Assets	21.5	6.8	14.7
Total Admitted Assets	161.2	20.8	140.4
Other Payables			16.8
Total Liabilities			67.9
Surplus as Regards Policyholders			72.5

Investors	2014
Net Premiums Written	68.3
Premium to Surplus	0.9x
Surplus as Regards Policyholders	72.5
-Surplus Required at 2:1	34.1
Excess Capital	**38.4**

[1] Includes short-term investments.

[2] Includes Preferreds.

[3] Investors owns $21 million worth common shares of ITIC and in accordance with NAIC Securities Valuation, admitted assets have been reduced by $12.3MM.

GRIZZLY ROCK

groveland capital

Investors Title Insurance Company
INNOVATIVE BY INSTINCT

CAPITAL ANALYSIS
INVESTORS OPCO

2014 Dividend Allowed	10.7
2014 Dividend Paid to Parent	5.0
2015 Dividend Allowed [1]	7.3

[1] Statutory Annual Report - Note 13

Assuming premiums written stays constant, Investors could
pay over $7 million a year in dividends to the HoldCo.
(Note: this would not require special regulatory approval from each state)

Investors currently has over $38 million in excess capital which does not
include the additional $12 million of ITIC stock considered 'Non-Admitted' (Investors
has over $21 million of ITIC common stock yet only $9 million is 'Admitted').

GRIZZLY ROCK

groveland capital

Investors Title Insurance Company

INNOVATIVE BY INSTINCT

CAPITAL ANALYSIS
NATIONAL OPCO

National (OpCo) Balance Sheet (in $ millions)	2014 Assets	Non-Admitted	Admitted
Cash [1]	1.7		1.7
Bonds	8.2		8.2
Equity [2]	3.0		3.0
Other Invested Assets			
Other Assets	1.7	0.1	1.6
Total Admitted Assets	14.5	0.1	14.4
Other Payables			1.3
Total Liabilities			3.8
Surplus as Regards Policyholders			10.6

[1] Includes short-term investments
[2] Includes Preferreds.

Surplus as Regards Policyholders   10.6
Net Premiums Written   40.9
Premium to Surplus   3.9x

We believe National will not pay a dividend in the near future due to (1) the segment is operating at an optimal underwriting capacity of ~4.0x premiums to surplus; and (2) National historically has not paid a dividend to the Parent.

GRIZZLY ROCK

groveland capital

Investors Title Insurance Company
INNOVATIVE BY INSTINCT

CAPITAL ANALYSIS
HOLDCO

Investors Title HoldCo (in $ millions)	2014
Cash [1]	8.2
Bonds	24.4
Equity [2]	2.5
Other Invested Assets	1.6
Other Assets	6.7
Total Admitted Assets	43.3
Other Payables	2.2
Total Liabilities	2.2
Equity for Parent and ITIC	41.2

[1] Includes short-term investments
[2] Includes Preferreds.
[3] Parent does not include investments in affiliates

There is over $35 million in cash, bonds and equities at the HoldCo.

GrizzlyRock and Groveland assume Investors Title is not in a position to distribute the full amount.

Yet, the Company could distribute at least $25 million ($12.50 per share) leaving the Company with over $10 million which would have covered the $2.0 million EBITDA loss during 2008 *five times over.*

GRIZZLY ROCK

groveland capital

Investors Title Insurance Company
INNOVATIVE BY INSTINCT

EXCESS CAPITAL CONCLUSION

Investors Title (HoldCo)

Excess Cash & Securities $25.0 million

Investors (Sub)

2015 Dividend Allowed [1]	$7.3 million
2016 Dividend	$7.3 million
2017 Dividend	$7.3 million
2018 Dividend	$7.3 million

Realistic Dividend over next 4 Years   **$54.2 million**

[1] Statutory Annual Report - Note 13

Investors Title has close to **$75 million** in excess capital and could return over **$50 million** to shareholders over the next four years without regulatory approval.

20

TABLE OF CONTENTS

GRIZZLY ROCK

groveland capital

Investors Title Insurance Company
INNOVATIVE BY INSTINCT

KEY VALUATION STATISTICS

Current Metrics ($MMs except per share values) [1]			
Share Price 10/01/15	71.5	Dividend Yield	0.4%
Fully-Diluted Shares 06/30/15	2.0	TTM EBITDA	16.0
Market Capitalization 10/01/15	143.7	EV to EBITDA	4.3x
+ Claim Reserve Liability	38.1	Excess Capital	$75
+ Inv Held for Regulatory Needs	48.4	Excess Capital/share	$37
+ Additional Investments Held to Ensure an AM Best 'a' Rating	7.0	TTM P/E Ratio	12.9x
- Investments at 6/30/15	148.5	2014 FCF to EV	11.1%
- Cash at 06/30/15	19.9	TTM Return on Equity	8.0%
Enterprise Value 10/01/15	68.9	Price to Book	1.0x

[1] See slides on Enterprise Value Calculation and Excess Capital Calculation

GRIZZLY ROCK

groveland capital

Investors Title Insurance Company

INNOVATIVE BY INSTINCT

ENTERPRISE VALUE CALCULATION

Enterprise Value		Source
Share Price 10/01/15	$71.50	Closing Price on 10/01/15
Fully-Diluted Shares 10/01/15	2.0 million shares	Per Q2 2015 10-Q
Market Capitalization 9/28/15	**$144 million**	Summation
+ Claim Reserve Liability	$38 million	Investments For Current Claim Reserves
+ Inv Held for Regulatory Needs to Continue Underwriting New Policies	$48 million	Per Page 47 of Company 2014 10K
+ Additional Investments to Ensure an AM Best 'a' Rating	$7 million	2014 policies underwritten of $110m requires ~ $55m statuatory surplus to maintain a 2:1 relationship ($55m - $48m = $7m)
- Investments at 6/30/15	$149 million	Per Q2 2015 10-Q (inc. equities, bonds and short-term investments)
- Cash at 6/30/15	$20 million	Per Q2 2015 10-Q (cash and accrued interest and dividends)
Enterprise Value	**$68.9 million**	Summation

6/30/15 LTM EBITDA	**$17.2 million**	**4.0x EV/EBITDA**
6/30/15E EBITDA ex Independence [1]	**$16.0 million**	**4.3x EV/EBITDA**

[1] Discussed in Appendix

GRIZZLY ROCK

groveland capital

Investors Title Insurance Company

INNOVATIVE BY INSTINCT

BASE CASE
INTRINSIC VALUE ASSUMPTIONS

o Total Sales in 2015 would stay consistent as 2014 ex Independence.

o Growth after 2015 is 4.0%.

o Cost of Sales includes Commissions to agents and Provision for claims.

o Gross Margin is the gross margin in 2014 ex Independence of 50.0%.

o Selling Expenses includes salaries, employee benefits and payroll taxes, office occupancy and operations, business development and professional and contract labor fees.

o Selling Expense as percent of Revenue is the selling expense in 2014 ex Independence.

o G&A Expense includes filing fees, premium and retaliatory taxes and other.

o CapEx: $2.0 million in 2015 and then normalized to $1.5 million after the CFPB costs roll off.

GRIZZLY ROCK

groveland capital

Investors Title Insurance Company
INNOVATIVE BY INSTINCT

BASE CASE
INTRINSIC VALUE

	12/30/12	12/30/13	12/31/14	2015E	2016E	2017E	2018E	2019E
Revenue				97.4	101.3	105.4	109.6	114.0
Sales Growth				N/A [1]	4.0%	4.0%	4.0%	4.0%
Gross Margin	43.1%	47.3%	42.4%	50.0%	50.0%	50.0%	50.0%	50.0%
EBITDA	17.0	22.7	15.0	15.0	15.6	16.7	18.0	19.2
EBITDA Margin	14.8%	18.0%	12.1%	15.4%	15.4%	15.9%	16.4%	16.9%
Free Cash Flow to the Firm								
EBIT(1-t)	10.5	14.0	8.8	9.5	9.9	10.7	11.5	12.4
+ NCC	1.0	1.2	1.5	1.5	1.5	1.5	1.5	1.5
- ΔWC	0.3	(1.1)	5.4	(1.7)	0.3	0.3	0.3	0.3
- CapEx	(0.6)	(1.4)	(2.0)	(2.0)	(1.5)	(1.5)	(1.5)	(1.5)
Free Cash Flow to the Firm	11.1	12.6	13.6	7.2	10.1	10.9	11.8	12.7
Earnings Per Share	5.3	7.2	4.8	4.6	4.9	5.2	5.7	6.1

(1) Not comparable to years prior given the valuation assumes complete loss of Independence operations.

BASE CASE INTRINSIC VALUE

Perpetuity Growth Method		EBITDA Multiple Method		EPS Method	
WACC	10.0%	EBITDA in Terminal Year	19	EPS in 2016	$4.85
Terminal FCFF Growth Rate	3.0%	Exit Multiple	8.5x	Earnings Multiple	17.0x
Terminal Value	187	Terminal Value	164		
NPV of Terminal Value	116	NPV of Terminal Value	102		
NPV of 2015-2019 FCFF	39	NPV of 2015-2019 FCFF	39		
Enterprise Value (as calculated)	155	Enterprise Value (as calculated)	141		
Equity Value	155	Equity Value	141		
Diluted Shares	2.0	Diluted Shares	2.0		
Equity Value Per Share	77	Equity Value Per Share	70		
Excess Capital Per Share	37	Excess Capital Per Share	37	Excess Capital Per Share	$37
Equity Value Per Share	$114.5	Equity Value Per Share	$107.2	Equity Value Per Share	$119.7
Average of Each Method			$114 per share		

Base Case Intrinsic Value Implies a 60% Price Increase

EBITDA RECONCILIATION

EBITDA	2007	2008	2009	2010	2011	2012	2013 [2]	2014	LTM [3]
Net Income	8.4	(1.2)	4.8	6.4	6.9	11.2	14.8	9.7	11.1
Taxes	3.4	(2.0)	1.1	2.2	2.6	4.9	6.7	3.8	4.5
Depr & Amort	1.5	1.2	0.9	0.9	0.8	1.0	1.2	1.5	1.6
Impairments & Other [1]	0.0	1.2	0.8	0.4	0.3	0.1	0.0	0.0	0.0
EBITDA	13.3	(0.8)	7.6	9.9	10.6	17.1	22.8	15.0	17.2
year-over-year growth		*-106%*	*N/A*	*29%*	*8%*	*61%*	*33%*	*-34%*	*15%*

[1] Impairment charges on certain investments and other assets that were deemed to be other-than temporarily-impaired.

[2] Changes in actuarial inputs in 2013 resulted in a reduction of $2.2 million in reserves as well as a $2.2 million provision for claims operating expense (Increased net income by $1.45 million or $0.70 per diluted share)

[3] $17.2 million of EBITDA includes Texas American Title. Pro Forma EBITDA is $16.0 million.

GRIZZLY ROCK

groveland capital

27

Investors Title Insurance Company
INNOVATIVE BY INSTINCT

INDUSTRY
ENTERPRISE VALUE TO EBITDA



Title Insurance Historical Adj EV to EBITDA

2008 Data Skewed by Negative EBITDA for Many Mortgage Title Firms

Legend: ITIC, FAF, FNF, STC

Investors Title Insurance Company
INNOVATIVE BY INSTINCT

BASE CASE VALUATION BASED ON BOOK VALUE PER SHARE

Base Case Using Mid-Cycle EBITDA of $16.0MM						
$ in MM's	FY2014	FY2015E	FY2016E	FY2017E	FY2018E	FY2019E
Beginning Equity		**$137.6**	**$147.5**	**$157.4**	**$167.3**	**$177.2**
EBITDA		16.0	16.0	16.0	16.0	16.0
Less: D&A		1.0	1.0	1.0	1.0	1.0
Plus: Pre-Tax Income		15.0	15.0	15.0	15.0	15.0
Less: Taxes @ 30%		4.5	4.5	4.5	4.5	4.5
Less: Dividends		0.6	0.6	0.6	0.6	0.6
Ending Book Value	**$137.6**	**$147.5**	**$157.4**	**$167.3**	**$177.2**	**$187.1**
Per Share		$73.4	$78.3	$83.2	$88.2	$93.1
Share Price at 1.00x BV		$73	$78	$83	$88	$93
Share Price at 1.25x BV		$92	$98	$104	$110	$116
Share Price at 1.50x BV		$110	$117	$125	$132	$140
Share Price at 1.75x BV		$128	$137	$146	$154	$163
Share Price at 2.00x BV		$147	$157	$166	$176	$186
Return at 1.00x BV		3%	10%	16%	23%	30%
Return at 1.25x BV		28%	37%	46%	54%	63%
Return at 1.50x BV		54%	64%	75%	85%	95%
Return at 1.75x BV		80%	92%	104%	116%	128%
Return at 2.00x BV		105%	119%	133%	147%	160%

GRIZZLY ROCK

groveland capital

Investors Title Insurance Company
INNOVATIVE BY INSTINCT

BASE CASE
PRICE TO TANGIBLE BOOK VALUE


Title Insurance Historical P/TBV Relationship
4.5x
4.0x
3.5x
3.0x
2.5x
2.0x
1.5x
1.0x
0.5x
Dec-99
Dec-00
Dec-01
Dec-02
Dec-03
Dec-04
Dec-05
Dec-06
Dec-07
Dec-08
Dec-09
Dec-10
Dec-11
Dec-12
Dec-13
Dec-14
ITIC
FAF
FNF
STC
Average of FNF, FAF, and Stewart

GRIZZLY ROCK groveland capital

Investors Title Insurance Company INNOVATIVE BY INSTINCT

KEY STATISTICS FOR COMPARABLE PUBLIC BUSINESSES

LTM For Period Ended	6/30/2015	6/30/2015	6/30/2015	6/30/2015	6/30/2015
	Stewart Information Services Corporation	Fidelity National Financial, Inc.	Old Republic International Corporation	First American Financial Corporation	Investors Title Co.
Ticker	**NYSE:STC**	**NYSE:FNF**	**NYSE:ORI**	**NYSE:FAF**	**ITIC**
Cash Flows From Ops ($ in MMs)	101	956	(50)	483	**15**
CapEx ($ in MMs)	(22)	(230)	0	(119)	**(2)**
Free Cash Flow ($ in MMs)	79	726	(50)	364	**13**
Stock Price	$41.4	$36.9	$15.9	$39.5	**$71.2**
Return on Assets	4.2%	4.5%	2.0%	3.9%	**5.0%**
Return on Capital	7.6%	6.5%	7.3%	9.5%	**7.2%**
Return on Equity	7.4%	10.8%	9.0%	11.3%	**8.2%**
TEV/EBITDA	10.9x	9.6x	8.4x	6.9x	**4.5x**
Price to Book Value	1.4x	1.7x	1.0x	1.6x	**1.0x**
Price to Tangible Book Value	3.1x	NM	1.0x	3.9x	**1.0x**

* EV for FAF, STC and FNF calculated as Market Cap + Debt + Claim Reserves + Surplus/Equity required to maintain current premium to surplus leverage + deposits liability - cash - investments

TABLE OF CONTENTS

GRIZZLY ROCK

groveland capital

Investors Title Insurance Company
INNOVATIVE BY INSTINCT

HISTORICAL FINANCIAL PERFORMANCE

$MMs except per share values	12/31/06	12/31/07	12/31/08	12/31/09	12/31/10	12/31/11	12/31/12	12/31/13	12/31/14	LTM 6/30/15
Sales	84.7	84.9	71.1	71.3	71.3	90.7	115.1	126.3	123.1	125.2
Cost of Sales	34.1	38.6	42.9	37.7	35.6	52.9	65.5	66.6	70.9	68.8
Gross Profit	50.5	46.4	28.2	33.6	35.7	37.7	49.6	59.7	52.3	56.4
Gross Margin	59.7%	54.6%	39.6%	47.1%	50.0%	41.6%	43.1%	47.3%	42.4%	45.1%
Pretax Income	17.3	11.8	(3.2)	5.9	8.6	9.5	16.1	21.5	13.5	15.6
Income Tax Expense (Benefit)	4.1	3.4	(2.0)	1.1	2.2	2.6	4.9	6.7	3.8	4.5
Net Income	13.2	8.4	(1.2)	4.8	6.4	6.9	11.3	14.9	9.7	11.1
Diluted Shares Outstanding	2.6	2.5	2.4	2.3	2.3	2.2	2.1	2.1	2.0	2.0
Earnings Per Share	$5.14	$3.35	($0.50)	$2.10	$2.78	$3.20	$5.33	$7.17	$4.76	$5.51
Dividends Per Share	$0.24	$0.24	$0.28	$0.28	$0.28	$0.28	$0.29	$0.32	$0.32	$0.32
Total Assets	143.5	149.6	139.9	146.4	153.5	158.0	171.9	188.3	198.0	200.2
Owners Equity (Book Value)	95.3	99.3	89.9	97.3	103.9	106.5	114.6	128.1	137.6	139.7

The Company has been profitable 9 of the last 10 years, paid a consistent dividend, increased premiums at ~4% per annum, decreased shares outstanding by 3% per annum, and compounded book value per share at ~10% per annum.

GRIZZLY ROCK

groveland capital

Ⓡ Investors Title Insurance Company

INNOVATIVE BY INSTINCT

INVESTORS TITLE PREMIUM WRITTEN BY STATE 2006 – 2010

	2006		2007		2008		2009		2010	
	State	ITIC	State	ITIC	State	ITIC	State	ITIC	State	ITIC
North Carolina	170.1	34.8	177.7	34.3	126.0	29.7	112.8	27.1	96.7	23.2
year-over-year growth			4%	-2%	-29%	-13%	-10%	-9%	-14%	-14%
Texas	1,662.0	0.0	1,609.1	0.0	1,231.2	0.0	1,014.9	0.0	1,061.8	2.1
year-over-year growth			-3%	N/A	-23%	N/A	-18%	N/A	5%	N/A
South Carolina	147.3	7.1	139.8	7.6	100.9	7.5	89.5	5.8	84.3	6.3
year-over-year growth			-5%	7%	-28%	0%	-11%	-24%	-6%	10%
Virginia	453.1	6.6	374.4	6.2	265.9	5.7	287.5	5.0	286.2	4.3
year-over-year growth			-17%	-7%	-29%	-7%	8%	-13%	0%	-14%
Michigan	395.5	3.5	314.8	3.1	258.3	3.3	251.5	4.4	253.0	4.1
year-over-year growth			-20%	-11%	-18%	7%	-3%	33%	1%	-6%
Georgia	304.1	0.0	270.8	0.1	175.6	0.1	167.5	0.1	171.0	0.2
year-over-year growth			-11%	N/A	-35%	-44%	-5%	95%	2%	84%
New York	1,177.1	2.4	1,174.2	2.4	757.0	2.1	585.5	2.8	664.4	2.6
year-over-year growth			0%	-1%	-36%	-13%	-23%	35%	13%	-7%
Nationwide	16,568.0	70.0	14,227.1	70.0	10,042.9	62.8	9,598.5	62.3	9,614.0	61.4
year-over-year growth			-14%	0%	-29%	-10%	-4%	-1%	0%	-1%

Investors Title was able to outperform the industry during a tough 2007-09 period due to strong diversification and substantial growth in their smaller states.

GRIZZLY ROCK

groveland capital

Investors Title Insurance Company
INNOVATIVE BY INSTINCT

INVESTORS TITLE PREMIUM WRITTEN BY STATE 2011 – 2014

	2011		2012		2013		2014	
	State	ITIC	State	ITIC	State	ITIC	State	ITIC
North Carolina	96.7	21.4	124.0	31.4	146.7	31.5	118.5	30.9
year-over-year growth	*0%*	*-8%*	*28%*	*47%*	*18%*	*0%*	*-19%*	*-2%*
Texas	1,152.1	26.3	1,429.1	25.5	1,703.9	30.6	1,712.5	40.1
year-over-year growth	*9%*	*1127%*	*24%*	*-3%*	*19%*	*20%*	*1%*	*31%*
South Carolina	80.1	6.7	95.6	8.8	116.8	13.3	104.9	8.7
year-over-year growth	*-5%*	*6%*	*19%*	*31%*	*22%*	*51%*	*-10%*	*-35%*
Virginia	265.5	4.2	313.8	5.4	353.4	5.2	265.0	4.9
year-over-year growth	*-7%*	*-2%*	*18%*	*30%*	*13%*	*-5%*	*-25%*	*-5%*
Michigan	250.5	4.3	305.9	5.1	350.5	5.3	289.6	3.7
year-over-year growth	*-1%*	*5%*	*22%*	*18%*	*15%*	*3%*	*-17%*	*-30%*
Georgia	162.5	0.1	211.2	1.1	251.8	2.8	230.9	4.5
year-over-year growth	*-5%*	*-33%*	*30%*	*724%*	*19%*	*158%*	*-8%*	*56%*
New York	719.5	2.3	825.0	2.8	991.9	1.8	975.8	1.5
year-over-year growth	*8%*	*-11%*	*15%*	*20%*	*20%*	*-36%*	*-2%*	*-17%*
Nationwide	9,469.5	81.3	11,434.4	102.8	12,745.5	114.9	11,360.6	110.2
year-over-year growth	*-2%*	*32%*	*21%*	*26%*	*11%*	*12%*	*-11%*	*-4%*

Texas contribution grew significantly from 2011 to 2014.

Georgia has also become fairly meaningful.

GRIZZLY ROCK

groveland capital

Investors Title Insurance Company

INNOVATIVE BY INSTINCT

INVESTORS TITLE PREMIUM WRITTEN ANALYSIS BY STATE

State	2007	2008	2009	2010	2011	2012	2013	2014
North Carolina	49%	48%	43%	38%	27%	31%	27%	28%
Texas				3%	32%	25%	27%	36%
South Carolina	11%	12%	9%	10%	8%	9%	11%	8%
Virginia	9%	9%	8%	7%	5%	5%	4%	4%
Michigan	4%	5%	7%	7%	5%	5%	5%	3%
Georgia						1%	2%	4%
Other	27%	26%	32%	35%	23%	25%	23%	16%
Total	**100%**	**100%**	**100%**	**100%**	**100%**	**100%**	**100%**	**100%**

Investors Title has been growing by
developing strong relationships with independent agents.

In 2010 the Company executed a plan to enter the Texas
market by partnering with a team already entrenched in that market.

INVESTORS TITLE MARKET SHARE OF TOTAL STATE VOLUME

	2006	2007	2008	2009	2010	2011	2012	2013	2014
North Carolina	20.5%	19.3%	23.6%	24.1%	24.0%	22.2%	25.3%	21.5%	26.1%
Texas	0.0%	0.0%	0.0%	0.0%	0.2%	2.3%	1.8%	1.8%	2.3%
South Carolina	4.8%	5.4%	7.5%	6.4%	7.5%	8.4%	9.2%	11.4%	8.3%
Virginia	1.5%	1.6%	2.1%	1.7%	1.5%	1.6%	1.7%	1.5%	1.8%
Michigan	0.9%	1.0%	1.3%	1.7%	1.6%	1.7%	1.7%	1.5%	1.3%
Georgia	0.0%	0.0%	0.0%	0.1%	0.1%	0.1%	0.5%	1.1%	1.9%
New York	0.2%	0.2%	0.3%	0.5%	0.4%	0.3%	0.3%	0.2%	0.2%
Nationwide	0.4%	0.5%	0.6%	0.6%	0.6%	0.9%	0.9%	0.9%	1.0%

Even during challenging years for the industry (such as 2008 and 2011), Investors Title has leveraged strong underwriting metrics and relationships to gain market share.

GRIZZLY ROCK

groveland capital

Investors Title Insurance Company
INNOVATIVE BY INSTINCT

INVESTORS TITLE
HISTORICAL CLAIM PROVISIONS

$ in millions	2005	2006	2007	2008	2009	2010	2011	2012	2013 [1]	2014
Begininning of Year Reserves	31.8	34.9	36.9	37.0	39.2	39.5	38.2	38.0	39.1	35.4
Current Year Claim Expenses	9.8	9.8	9.8	15.6	7.7	6.7	6.8	7.7	7.2	6.9
Prior Years Claim Expenses	(1.7)	(2.4)	0.3	(0.4)	0.7	(2.3)	(3.5)	(1.6)	(7.8)	(1.6)
Net Claim Expenses	8.1	7.4	10.1	15.2	8.5	4.4	3.3	6.1	(0.6)	5.2
Current Year Claims Paid	0.3	0.6	0.6	5.9	0.4	0.3	0.3	0.1	0.1	0.1
Prior Years Claims Paid	4.9	4.7	9.4	7.0	7.8	5.4	3.2	4.9	3.0	3.8
Net Claims Paid	5.1	5.4	10.1	12.9	8.2	5.7	3.5	5.0	3.1	3.9
Year End Claim Reserves [2]	34.8	36.9	37.0	39.2	39.5	38.2	38.0	39.1	35.4	36.7
Net Premiums Written	76.5	70.2	70.0	63.7	62.2	61.5	81.5	102.3	113.9	110.0

[1] Changes in actuarial inputs in 2013 resulted in a reduction of $2.2 million in reserves as well as a $2.2 million provision for claims operating expense (Increased net income by $1.45 million or $0.70 per diluted share)

[2] Year End Claim Reserves = Beginning of Year Reserves + Net Claim Expenses – Net Claims Paid

INVESTORS TITLE
HISTORICAL CLAIM PROVISIONS



Historical Provision for Claims/Premiums Relationship

The Company has historically been conservative with their Provision for Claims estimates. Recently they have changed their actuarial inputs to better reflect actual claims.

DIRECT VERSUS INDEPENDENT AGENT LTM 6/30/15 ANALYSIS

LTM Analysis (in $ millions)	Direct Agent (Home and Branch)	Independent Agent	Combined Direct and Independent
Net Premiums Written	26.3	84.4	110.6
- Agent Commissions	0.0	63.3	63.3
Adj. Net Premiums Written	26.3	21.0	47.3
Investment Income & Gains			5.1
Other			9.5
Revenue (Net of Agent Commissions)			61.9
Expenses			
- Provision for Claims			5.5
- Salaries, Employee Benefits [1]			25.1
- Other Expenses [2]			14.1
EBITDA			**$17.2**

Direct Agent:

In the Company's home and branch operations, the Company issues the insurance policy and retains the entire premium as no commissions are paid in connection with these policies.

Independent Agents:

When a policy is written through a title agency, the premium is shared between the agency and the underwriter. Agent commissions represent the portion of premiums retained by agents pursuant to the terms of their respective agency contracts.

NET PREMIUMS WRITTEN BY DIRECT VS. INDEPENDENT AGENTS

Policy Origination %	2007	2008	2009	2010	2011	2012	2013	2014
Home and Branch	43%	38%	35%	29%	20%	23%	22%	22%
Agent	57%	62%	65%	71%	80%	77%	78%	78%
Total	100%	100%	100%	100%	100%	100%	100%	100%

As Investors Title has diversified their presence across states, the Company has seen a proportional increase of their business with independent agents.

Revenue from independent agents provide a much lower margin as the Company pays ~80% of premium written as commissions to independent agents.

GRIZZLY ROCK

groveland capital

Ⓔ. Investors Title Insurance Company
INNOVATIVE BY INSTINCT

INDEPENDENCE TITLE ACQUISITION BY TITLE RESOURCE (REALOGY)

In 2010, Investors Title began to partner with Independence Title to grow premiums in Texas. Investors Title was underwriting the insurance portion of the title policies that Independence's agents were issuing & performing the analysis (i.e. non-branch model relying on non-Investors Title agents).

Independence Title made up 23.6% of ITIC's premiums written for FY 2014. This only represented 8.8% of the net premiums written after commissions.

In June 2015, Title Resource Group ("TRG") (subsidiary of Realogy Holdings) acquired Independence Title. Investors Title did not bid during the sales process and does not view purchasing title agencies as a growth driver going forward.



Texas American Title Company
Independence Title
(Name of Texas Operating Subsidiary)

ESTIMATION
LTM 6/30/15 EX-INDEPENDENCE TITLE

LTM Analysis (in $ millions)	Direct Agent (Home and Branch)	Independent Agent	Combined Direct and Independent	Independence Title	Pro Forma ex-Independence Title
Net Premiums Written	26.3	84.4	110.6	20.7	90.0
- Agent Commissions	0.0	63.3	63.3	17.9	45.4
Adj. Net Premiums Written	26.3	21.0	47.3	2.8	44.5
Investment Income & Gains			5.1		5.1
Other			9.5		9.5
Revenue (Net of Agent Commissions)			61.9	2.8	59.1
Expenses					
- Provision for Claims			5.5	0.1	5.3
- Salaries, Employee Benefits [1]			25.1	0.7	24.5
- Other Expenses [2]			14.1	0.8	13.3
EBITDA			**$17.2**	**$1.2**	**$16.0**

[1] Depreciation of $1.6 million removed from this line item.

[2] Other Expenses inc. office, business development, filing fees, premium & retaliatory taxes, professional fees, and other. Figures are from 2014 as we do not have LTM statuatory figures.

Source: GrizzlyRock Estimates.

GRIZZLY ROCK

groveland capital

Investors Title Insurance Company

INNOVATIVE BY INSTINCT

POTENTIAL IMPACT OF INDEPENDENCE TITLE VOLUME LOSS

With the anticipated reduction from Independence's premium volume, Investors Title will **either** have even higher excess capital or they will fill the volume reduction with premiums from new sources.

Replace Volume

Company will have to look for new sources to fill this revenue. This could be through (1) existing relationships (2) new agency contacts or (3) new geographic regions, or (4) strategic merger with another title firm.

Excess Surplus

If Investors Title does not replace premiums written they will have additional excess capital with the associated potential to distribute excess capital to shareholders.

GRIZZLY ROCK

groveland capital

Investors Title Insurance Company

INNOVATIVE BY INSTINCT

MORTGAGE TITLE INSURANCE INDUSTRY ANALYSIS

What is Mortgage Title Insurance?

Title insurance is a form of indemnity insurance which insures against financial loss from defects in title to real property and from the invalidity or unenforceability of mortgage loans.

Title insurance is principally a product developed and sold in the United States as a result of an alleged comparative deficiency of land records. It is meant to protect an owner's or a lender's financial interest in real property against loss due to title defects, liens or other matters. It will defend against a lawsuit attacking the title, or reimburse the insured for the actual monetary loss incurred, up to the dollar amount of insurance provided by the policy.

Typically the real property interests insured are fee simple ownership or a mortgage. However, title insurance can be purchased to insure any interest in real property, including an easement, lease or life estate. There are two types of policies - owner and lender. Just as lenders require fire insurance and other types of insurance coverage to protect their investment, nearly all institutional lenders also require title insurance [a lender policy] to protect their interest in the collateral of loans secured by real estate.

Buyers purchasing properties for cash or with a mortgage lender often want title insurance [an owner policy] as well. A loan policy provides no coverage or benefit for the buyer/owner and so the decision to purchase an owner policy is independent of the lender's decision to require a loan policy.

GRIZZLY ROCK

groveland capital

©. Investors Title Insurance Company

INNOVATIVE BY INSTINCT

HOW DOES MORTGAGE TITLE INSURANCE WORK?

- In title insurance, the agent retains a fairly large proportion of the fee (~70% to ~90% of amount charged) given the labor intensive title claim diligence required. Agents provide only a service and let the underwriters assume the insurance liability.

- Agents' activities not only reflect a sales commission but also incorporate underwriting, loss prevention and administration costs that title insurers would incur if policies were issued directly.

- Title insurers also typically generate far lower investment income from underwriting as compared with property/casualty companies because of the large, up-front commission payment to title agencies.

- Reported net-premium-to-surplus ratios typically range from 3-1 to 5-1 for the title insurance industry. Certain privately held title insurers are operating in ratios in excess of 8-1.

- Title insurers carry a statutory liability known as statutory premium reserve ("SPR"), which is mandated by each state to be kept aside to provide ultimate loss protection to policyholders. Rules for maintaining the level and length of time of these reserves vary by state. To compare companies domiciled in different states, the excess of the SPR over incurred but not reported (IBNR) reserves on a tax-effected basis is treated as an adjustment to surplus when calculating a title company's overall capitalization and its leverage and return on-surplus ratios. The excess of the change in SPR over change in IBNR is treated as an adjustment to earnings when calculating the loss ratio as well as return on revenue.

- Companies that have more flexible operating cost structures (i.e. including a balanced distribution mix between agency &direct) tend to adapt better to rapidly changing economic conditions.

GRIZZLY ROCK

groveland capital

©. Investors Title Insurance Company
INNOVATIVE BY INSTINCT

LAND TITLE INSURANCE PURCHASE VERSUS REFINANCING

Refinances to Purchases

o The mix between purchases and refinances is another important relationship that can affect revenue and margins.

o Purchases typically have much higher premiums than refinances.

o 2014 was the first purchase dominated market the industry has seen since the crisis of 2008. Predominantly been due to the low interest rate environment.

MORTGAGE ORIGINATIONS



$Billion
Mortgage Originations History and Forecast
4,500
4,000
3,500
3,000
2,500
2,000
1,500
1,000
500
-
1,139
2,243
2,854
3,812
2,773
3,027
2,726
2,306
1,509
1,995
1,572
1,436
2,044
1,845
1,122
1,391
1,264
2000
2001
2002
2003
2004
2005
2006
2007
2008
2009
2010
2011
2012
2013
2014
2015
2016
Total
Refi
Purchase

Source: MBA September 2015 Forecast

GRIZZLY ROCK

groveland capital

Investors Title Insurance Company

INNOVATIVE BY INSTINCT

INDUSTRY GROWTH IN INVESTORS TITLE'S PRIMARY STATES

State	2007	2008	2009	2010	2011	2012	2013	2014
North Carolina	4%	-29%	-10%	-14%	0%	28%	18%	-19%
Texas	-3%	-23%	-18%	5%	9%	24%	19%	1%
South Carolina	-5%	-28%	-11%	-6%	-5%	19%	22%	-10%
Virginia	-17%	-29%	8%	0%	-7%	18%	13%	-25%
Michigan	-20%	-18%	-3%	1%	-1%	22%	15%	-17%
Georgia	-11%	-35%	-5%	2%	-5%	30%	19%	-8%
New York	0%	-36%	-23%	13%	8%	15%	20%	-2%
Nationwide	**-14%**	**-29%**	**-4%**	**0%**	**-2%**	**21%**	**11%**	**-11%**

Mortgage Title Insurance is a cyclical industry based on home sales trends which are (in turn) dependent on interest rates, consumer confidence, and general economic conditions.

GRIZZLY ROCK

groveland capital

Investors Title Insurance Company
INNOVATIVE BY INSTINCT

INDUSTRY MARKET SHARE



- o The "Big 4 Families" maintain ~90% of total industry premiums [1]

- o Investors Title is the 10th largest title insurance underwriter overall and the 5th largest independent underwriter [2]

- o In the state of North Carolina, the Company is the largest independent title underwriter and only 2nd to the Fidelity Family. Investors Title is also top 5 within the state of South Carolina

(1) Source: AM Best Methodology May 26th, 2015
(2) Source: AM Best Rating of Investors Title North Carolina Subsidiary June 2015

CONSUMER FINANCE PROTECTION BOARD UPCOMING CHANGES

TILA-RESPA Integration Disclosure (aka 'Know Before You Owe')

o Originally proposed back in 2012 yet not finalized until November 2013.

o August 2015 implementation has been pushed back until October 2015.

o The goal of the new regulation is to provide greater clarity for the consumer.

o Combining the Initial TIL and GFE into one document, which will now be called the Loan Estimate Form.

o Combining the Final TIL and Hud-1 into one form which will now be called the Closing Disclosure Form.

o Three Day Rule which mandates that consumers have enough time to review documents prior to settlement.

o Making a more formal disclosure that Owners' insurance is optional.

Investors Title Insurance Company
INNOVATIVE BY INSTINCT

CFPB RISK ANALYSIS

H. Other			$2,400.00	
01 HOA Capital Contribution	to HOA Acre Inc.		$500.00	
02 HOA Processing Fee	to HOA Acre Inc.		$150.00	
03 Home Inspection Fee	to Engineers Inc.		$750.00	
04 Home Warranty Fee	to XYZ Warranty Inc.			
05 Real Estate Commission	to Alpha Real Estate Broker			
06 Real Estate Commission	to Omega Real Estate Broker			
07 Title – Owner's Title Insurance (optional)	to Epsilon Title Co.		$1,000.00	
08				

➢ **Optional Disclosure**

  o Owners' title insurance has always been optional, but now the word 'optional' is being displayed in a more formal manner.

  o After speaking with several members of the title insurance industry it appears the impact from this disclosure will be minimal if any.

CFPB RISK ANALYSIS (CONT.)

o Increased costs associated with new technology and training.

o Some costs already occurred with remainder occurring over the next 2-3 quarters.

o The Big 4 will probably spend $5-$10 million each while Stewart Title is expected to spend ~$3-4 million. Industry analysts expect these charges to be expensed during Q2 and Q3 2015.

  o We assume Investors Title will pay ~$500k.

  o Smaller agents might incur $15-30k.

o At implementation, likely initial closing delays (typical closing taking an extra week or two).

o The industry should be able to handle changes, given underwriters and agents have generally prepared in advance. Some much smaller players could struggle with compliance changes.

o Potential for some consolidation and market share growth.

TOP US MORTGAGE TITLE INSURANCE FIRMS

Company	2014 Premium Written	Market Share by Premium	Ownership	Ticker / Name If Public	Ownership Commentary
First American Title Ins. Co.	2,956,204,833	26.0%	Public	FAF	
Old Republic National Title Ins. Co.	1,624,701,635	14.3%	Public	ORI	
Chicago Title Ins. Co.	1,666,872,375	14.7%	Public	FNF	
Fidelity National Title Ins. Co.	1,315,832,649	11.6%	Public	FNF	
Stewart Title Guaranty Co.	1,197,703,569	10.5%	Public	STC	
Commonwealth Land Title Ins. Co.	548,209,582	4.8%	Public	FNF	
Westcor Land Title Ins. Co.	299,420,911	2.6%	Private		No Investor Info on CapIQ
WFG National Title Ins. Co.	214,805,598	1.9%	Private		Start-Up / Roll-Up Backed by Golden Gate in 2009
Title Resources Guaranty Co.	232,312,667	2.0%	Public	Realogy	
Stewart Title Ins. Co. (NY)	223,557,129	2.0%	Public	Stewart	
North American Title Ins. Co.	156,822,399	1.4%	Public	Lennar	
National Title Ins. of NY	90,224,348	0.8%	Public	BKFS	Black Knight Financial Services, Inc.
Alliant National Title Ins. Co.	75,911,713	0.7%	Private		Private Equity firm Crescendo in Colorado
Investors Title Ins. (N. Carolina)	**$68,779,126**	**0.6%**	**Public**	**ITIC**	
Alamo Title Ins. Co.	62,946,339	0.6%	Public	Fidelity National	
Attorneys' Title Guaranty Fund (IL)	67,077,636	0.6%	Private		No Investor Info on CapIQ
Connecticut Attorneys Title Ins. Co.	60,014,298	0.5%	Private		No Investor Info on CapIQ
National Investors Title Ins. Co.	**$41,439,457**	**0.4%**	**Public**	**ITIC**	